# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearside Biomedical, Inc., CIK 0001539029
CUSIP: 185063104
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 900 North Point Parkway, Suite 200, Alpharetta, Georgia (GA), 30005
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002063489

## Reporting persons
- Stephen Boyd Wiles: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,003,553; shared voting power 0; sole dispositive power 4,003,553; shared dispositive power 0; aggregate amount beneficially owned 4,003,553 (5.2% of the class)
  Comment: Percentage based on 77,143,872 shares of the Issuer's common stock outstanding as of March 24, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024.

## Item 1. Issuer
Name of issuer: Clearside Biomedical, Inc.
Address of issuer's principal executive offices: 900 North Point Parkway, Suite 200, Alpharetta, Georgia, 30005

## Item 2. Person Filing
Name of person filing: Stephen Boyd Wiles (the "Reporting Person").
Address of principal business office or, if none, residence: 211 NE 54th Street, Suite 202, Kansas City, Missouri 64118
Citizenship: Mr. Wiles is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,003,553
Percent of class: 5.2%
Sole power to vote or to direct the vote: 4,003,553
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,003,553
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Stephen Boyd Wiles: /s/ Stephen Boyd Wiles, Stephen Boyd Wiles (04/01/2025)